Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges

						Nine Months Ended
	Fiscal Year Ended October 31,					July 31,

	2000	2001	2002	2003	2004	2004	2005

	(In thousands, except ratios)
Earnings:
Income before provision for income taxes	$51,862	$45,412	$59,986	$90,067	$121,992	$85,350	$108,113
Add:
Interest expense	6,435	10,873	8,640	8,267	6,390	4,563	10,548
Interest attributable to rentals	517	856	1,155	1,922	2,443	1,833	2,828

Total earnings	58,814	57,141	69,781	100,256	130,825	91,746	121,489
Fixed Charges:
Interest expense	6,435	10,873	8,640	8,267	6,390	4,563	10,548
Interest attributable to rentals	517	856	1,155	1,922	2,443	1,833	2,828

Total fixed charges	6,952	11,729	9,795	10,189	8,833	6,396	13,376
Ratio	8.5	4.9	7.1	9.8	14.8	14.3	9.1